P.E. 12/31/01

SECURITIES AND EXCHANGE COMMISSION

02014573

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

FEB 12 2002

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2001

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

P

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ **Form 40-F** ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ **No** __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date January 18, 2002

By: ____________________
Ester Chua, Office Manager

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01

December 20, 2001

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01 December 20, 2001

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01

December 20, 2001

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01

December 20, 2001

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01

December 20, 2001

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01 December 20, 2001

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01 December 20, 2001

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

41/01

December 20, 2001

COPY

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

PERU TO A EXPLORE STUDY FOR THE TREATMENT OF COCAINE ADDICTION USING WEX FORMULATION

International Wex Technologies Inc., (the "Company") is pleased to announce that through its subsidiaries and contacts an arrangement has been made with a distributor in Peru to complete and secure a clinical trial with the Peruvian government for the treatment of withdrawal symptoms in cocaine addicts using WEX formulation.

Cocaine is readily available in Peru and the government wishes to address this rising social problem. They hope that the clinical data obtained by using one of our platform drugs, tetrodotoxin, will have the same compelling results as our injectable formulation on opiate withdrawal treatment for heroin addicts in China.

Further details will be announced as the project progresses.

The company in charge of coordinating the entire project will be GlobalMed Corp.

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivatives extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary